Humphry Slocombe Group, Inc.
Profit and Loss
January - December 2023

	Total
Income	
40100 Ice Cream	
Total 40100 Ice Cream	$ 5,289,518.73
40300 Beverages	33,111.00
40400 Packaged Food Merchandise	47,754.63
40500 Non-Food Merchandise	5,151.50
40600 Catering	111,062.30
40700 Royalty/Licensing	120,000.00
40900 Other Sales	12,211.04
40999 Delivery Sales (Non-taxable)	70,342.93
41000 Discounts, Promos & Returns	-181,594.43
Total Income	$ 5,507,557.70
Cost of Goods Sold	
Total Cost of Goods Sold	$ 2,393,634.77
Gross Profit	$ 3,113,922.93
Expenses	
61000 Sales & Marketing	
Total 61000 Sales & Marketing	$ 63,095.97
62000 Operations	
Total 62000 Operations	$ 419,986.87
71000 General & Administrative	
71100 Payroll Expenses	
Total 71100 Payroll Expenses	$ 1,572,973.07
71200 Travel & Entertainment	43,630.66
71300 Occupancy	
Total 71300 Occupancy	$ 972,519.12
71400 Professional Fees	
Total 71400 Professional Fees	$ 30,745.62
71499 Recruiting Fees	65,979.97
71500 Technology	
Total 71500 Technology	$ 57,581.81
71710 Office Supplies	7,689.09
71720 Postage & Delivery	5,782.49
71753 Bank/Payroll/Merchant Fees	164,808.55
Total 71000 General & Administrative	$ 2,921,710.38
Total Expenses	$ 3,404,793.22
Net Operating Income	-$ 290,870.29
Other Income	
Total Other Income	$ 267,868.11

Other Expenses

  84000 Interest Expense | | 143,081.02

Total Other Expenses	**$**	**143,081.02**
Net Other Income	**$**	**124,787.09**
Net Income	**-$**	**166,083.20**

Wednesday, Jul 24, 2024 11:31:35 AM GMT-7 - Accrual Basis

Humphry Slocombe Group, Inc.
Balance Sheet
As of December 31, 2023

	Total
ASSETS	
Current Assets	
Bank Accounts	
Total Bank Accounts	$ 113,471.45
Accounts Receivable	
Total Accounts Receivable	$ 12,418.99
Other Current Assets	
Total Other Current Assets	$ 416,882.27
Total Current Assets	$ 542,772.71
Fixed Assets	
1500 Fixed Assets	
Total 1500 Fixed Assets	$ 1,096,333.85
Total Fixed Assets	$ 1,096,333.85
Other Assets	
Total Other Assets	$ 259,323.66
TOTAL ASSETS	$ 1,898,430.22
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Total Accounts Payable	$ 163,132.81
Credit Cards	
Total Credit Cards	$ 106,409.76
Other Current Liabilities	
Total Other Current Liabilities	$ 80,701.09
Total Current Liabilities	$ 350,243.66
Long-Term Liabilities	
Total Long-Term Liabilities	$ 1,309,113.17
Total Liabilities	$ 1,659,356.83
Equity	
Total Equity	$ 239,073.39
TOTAL LIABILITIES AND EQUITY	$ 1,898,430.22

Humphry Slocombe Group, Inc.
Statement of Cash Flows
January - December 2023

		Total
OPERATING ACTIVITIES		
Net Income		-166,083.20
Adjustments to reconcile Net Income to Net Cash provided by operations:		
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	$	26,779.48
Net cash provided by operating activities	-$	139,303.72
INVESTING ACTIVITIES		
1520 Fixed Assets:Leasehold Improvements		-64,840.19
1530 Fixed Assets:Production Equipment > $2.5K - cost		-30,275.56
1550 Fixed Assets:Automobile - cost		-16,875.56
Net cash provided by investing activities	-$	111,991.31
FINANCING ACTIVITIES		
Net cash provided by financing activities	$	229,574.38
Net cash increase for period	-$	21,720.65
Cash at beginning of period		135,192.10
Cash at end of period	$	113,471.45

Wednesday, Jul 24, 2024 11:48:17 AM GMT-7